(All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


                 FY2004 Selected Unconsolidated Financial Data
                          (Year ended March 31, 2005)

                                                                  April 26, 2005

Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
                                                          -------------------------------------
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama, Representative Board Director,
                                                     President of Corporate Executive Officers and COO
Contact person                                     : Hiroshi Nakamura, Manager, Accounting Department
                                                     (03) 3214-7500
Date of Board meeting to approve the
financial results                                  : April 26, 2005
Payment of interim dividend                        : Yes
Expected commencement date of dividend payment     : June 29, 2005
Date of general shareholders meeting               : April 26, 2005
Adoption of the unit share (tangenkabu) system     : Yes (each unit comprises 100 shares)

1. Results of FY2004 (April 1, 2004 through March 31, 2005)
(1) Financial Results

------------------------------------------------------------------------------------------------------------
                                Net sales                Operating income             Ordinary income
------------------------------------------------------------------------------------------------------------
                            Million yen          %       Million yen          %      Million yen          %
FY2004                         203,315       35.0            41,910                       43,365       80.4
                                                                          76.3
FY2003                         150,558       96.3            23,776          -            24,033          -
------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                                                           Ratio of
                                                        Fully diluted     Return on        Ratio of        ordinary
                       Net income         Net income      net income       equity      ordinary income     income to
                                           per share      per share                    to total assets     net sales
---------------------------------------------------------------------------------------------------------------------
                   Million yen        %         yen             yen              %                 %              %
FY2004                 28,421      137.7        288.68      287.91            16.3             16.8            21.3
FY2003                 11,957        -          119.97      119.73             6.5              9.4            16.0
---------------------------------------------------------------------------------------------------------------------

Note 1: Average number of shares outstanding was 97,750,345 shares during FY2004 and 98,250,830 shares during FY2003.
Note 2:  No changes in accounting policies have been made during these periods.
Note 3: The percentages shown for net sales, operating income, ordinary income and net income are changes from the previous year.

(2)  Dividends

-----------------------------------------------------------------------------------------------------------------------
                           Annual dividend per share               Total dividend      Payout ratio      Dividend on
                                                                        paid                               equity
                                  -------------------------------------------------------------------------------------
                                      Interim         Year end
-----------------------------------------------------------------------------------------------------------------------
                           Yen               Yen            Yen         Million yen               %                  %
FY2004                   50.00             25.00          25.00               4,768            16.8                3.0
FY2003                   40.00             15.00          25.00               3,930            32.9                2.1
-----------------------------------------------------------------------------------------------------------------------


(3)  Financial Position

-------------------------------------------------------------------------------------------------------------
                      Total assets        Stockholders' equity     Equity-to-assets       Stockholders'
                                                                        ratio            equity per share
-------------------------------------------------------------------------------------------------------------
                          Million yen             Million yen                    %                  Yen
FY2004                          238,109                 159,074               66.8              1,718.95
FY2003                          277,047                 188,891               68.2              1,920.33
-------------------------------------------------------------------------------------------------------------

Note 1: Number of shares outstanding at year end was 92,423,615 shares in FY2004 and 98,275,640 shares in FY2003.
Note 2: Number of shares held as treasury stock at year end was 7,359,770 shares in FY2004 and 1,507,745 shares in FY2003.

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)


2. Projected Results for FY2005 (April 1, 2005 through March 31, 2006)

----------------------------------------------------------------------------------------------------------------------
                         Net sales       Ordinary income       Net income            Annual dividend per share
----------------------------------------------------------------------------------------------------------------------
                                                                                  Interim      Year end
----------------------------------------------------------------------------------------------------------------------
                           Million yen         Million yen        Million yen          Yen           Yen          Yen
FY2005 Interim                  95,000              19,000             12,000        25.00             -            -
FY2005                         205,000              44,000             28,000                      25.00        50.00
----------------------------------------------------------------------------------------------------------------------

(Reference) Projected net income per share for the fiscal year: (Y) 302.95

Figures presented in this Earning Digest have been truncated after the million yen.

For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.


                                     - 24 -